UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G*

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           Special Metals Corporation
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   84741Y 10 3
                                   -----------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares reported herein is 11,625,000 which constitutes approximately 75.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 15,479,000 shares outstanding, and ownership figures reported are as of December 31, 1998.

                                                              Page 2 of 21 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Societe Industrielle
         S.S. or I.R.S. Identifica-         de Materiaux Avances
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        France

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          5,952,000
Owned by Each              (7)   Sole Dispositive Power       5,952,000
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,952,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          38.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 CO

--------------------------------------------------------------------------------

                                                              Page 3 of 21 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           LWH Holding S.A.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Luxembourg

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          3,580,500
Owned by Each              (7)   Sole Dispositive Power       3,580,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,580,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          23.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 CO

--------------------------------------------------------------------------------

                                                              Page 4 of 21 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Carlos Luis Landin
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Argentina

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          3,580,500
Owned by Each              (7)   Sole Dispositive Power       3,580,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,580,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          23.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 IN

--------------------------------------------------------------------------------

                                                              Page 5 of 21 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Advanced Materials Investments
         S.S. or I.R.S. Identifica-         Holding S.A.
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Luxembourg

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          2,092,500
Owned by Each              (7)   Sole Dispositive Power       2,092,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,092,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 CO

--------------------------------------------------------------------------------

                                                              Page 6 of 21 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Jean Chauveau
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Argentina

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          2,092,500
Owned by Each              (7)   Sole Dispositive Power       2,092,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,092,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 IN

--------------------------------------------------------------------------------

                                                              Page 7 of 21 pages


This Amendment No.1 amends and restates in its entirety Item 4 of the Schedule 13G filed by the undersigned reporting persons on February 13, 1997 regarding the Common Stock, par value $.01 per share (the "Stock"), of Special Metals Corportion (the "Company").

ITEM 4   OWNERSHIP

         As of December 31, 1998:

         (A)-(B) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS

         SIMA

         The aggregate number of shares of Stock that SIMA owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,952,000 which constitutes approximately 38.5% of the outstanding shares of Stock.

         LWH

         The aggregate number of shares of the Stock that LWH owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,580,500, which constitutes approximately 23.1% of the outstanding shares of Stock.

         AMI

         The aggregate number of shares of the Stock that AMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,092,500, which constitutes approximately 13.5% of the outstanding shares of Stock.

         Carlos Luis Landin

         Because he beneficially owns 100% of the capital stock of LWH, Carlos Luis Landin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 3,580,500 shares of Stock owned of record by LWH, which constitutes approximately 23.1% of the outstanding shares of Stock.

         Jean Chauveau

         Because he beneficially owns 100% of the capital stock of AMI, Jean Chauveau may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 2,092,500 shares of the Stock owned of record by AMI, which constitutes approximately 13.5% of the outstanding shares of Stock.

                                                              Page 8 of 21 pages


         (C) NUMBER OF SHARES AS TO WHICH THE PERSONS FILING HAVE (I) SHARED POWER TO VOTE OR DIRECT THE VOTE; (II) SHARED POWER TO VOTE OR DIRECT THE VOTE;
(III) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF; (IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

         SIMA

         SIMA has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 5,952,000 shares of the Stock.

         LWH

         LWH has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,580,500 shares of Stock.

         AMI

         AMI has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,092,500 shares of Stock.

         Carlos Luis Landin

         Because he beneficially owns 100% of the capital stock of LWH, Carlos Luis Landin has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,580,500 shares of Stock.

         Jean Chauveau

         Because he beneficially owns 100% of the capital stock of AMI, Jean Chauveau has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,092,500 shares of the Stock.

         Stockholders' Agreement and Voting Agreement

         SIMA, LWH, AMI (collectively, the "Stockholders") and the Company are parties to a Stockholders' Agreement dated February 25, 1997 and amended by Amendment No.1 thereto as of March 1, 1998 (as amended, the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, the Stockholders have agreed to vote all of the shares of Stock beneficially owned by them unanimously as a block for all matters submitted to the stockholders of the Company other than the election of directors in accordance with the instructions of the holders of a majority of the shares held by the Stockholders (the "Majority Stockholders"). In the case of the election of directors of the Company, the

                                                              Page 9 of 21 pages


Stockholders' Agreement provides that (a) as to that number of directors that equal the maximum number of directors that is less than the 50% of directors then in office (including directors that will be in office following such election), the Stockholders will vote all of the shares of Stock beneficially owned by them unanimously as a block in accordance with the instructions of the Majority Stockholders; and (b) as to all other directors, the Stockholders will vote all of the shares of Stock beneficially owned by them unanimously as a block in accordance with the instructions of the SuperMajority Stockholders (as defined below). If the SuperMajority Stockholders are unable to agree as to any such vote, each Stockholder shall be entitled to vote its shares with respect to such vote in its discretion. In addition, the Company has agreed to nominate for election as directors those persons designated pursuant to the voting arrangements described above. "SuperMajority Stockholders" means the Stockholders who hold at least a number of shares of common stock equal to one plus the number of shares of common stock beneficially owned by SIMA; provided that if such shares do not equal 50% of the voting shares of the Corporation's capital stock entitled to vote for directors, SuperMajority Stockholders shall mean the Majority Stockholders.

         On October 28, 1998 the Stockholders enetered into a Voting Agreement (the "Voting Agreement") with TIMET Finance Management Company (the "Investor") and Titanium Metals Corporation ("Timet"). Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Stock beneficially owned by them in favor of (a) the issuance of shares of Stock upon conversion of the Company's outstanding Series A Convertible Preferred Stock (the "Conversion Vote"), a portion of which is held by the Investor, and (b) in favor of the election of persons nominated as directors by the Investor in accordance with the Investment Agreement among the Company, the Investor and Timet and, if applicable, the Certificate of Designation for the Series A Convertible Preferred Stock.

         A copy of Amendment No.1 to the Stockholders' Agreement is attached as Exhibit A hereto and a copy of the Voting Agreement is Attached as Exhibit B hereto.

                                                             Page 10 of 21 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                             Dated:  February 12, 1999

                                             SOCIETE INDUSTRIELLE
                                             DE MATERIAUX AVANCES

                                             By: /s/ Edouard Duval
                                             ---------------------
                                             Name:  Edouard Duval
                                             Title: Directeur General


                                             LWH HOLDING S.A.

                                                       *
                                             ---------------------


                                             ADVANCED MATERIALS
                                             INVESTMENTS HOLDING S.A.

                                                       *
                                             ---------------------


                                             Carlos Luis Landin

                                                       *
                                             ---------------------

                                             Jean Chauveau

                                                       *
                                             ---------------------

* By: /s/ Edourad Duval
-----------------------
Edouard Duval
Attorney-in-fact

                                                             Page 11 of 21 pages

                                  EXHIBIT INDEX


Exhibit                Name                                            Page
-------                ----                                            ----
A                      Amendment No. 1 to Stockholders'
                       Agreement                                        12

B                      Voting Agreement                                 16